Exhibit 99.3

Management’s Discussion and Analysis	Amended and Restated
For the Three Months Ended September 30, 2006	as of March 16, 2007

Northern Peru Copper Corp. (“Northern Peru” or the “Company”) is a resource exploration company with a focus on developing and advancing copper exploration projects in Peru.   Northern Peru’s head office is located in Vancouver, Canada.  The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “NOC”.

The Company was incorporated on February 28, 2005 and commenced operations on May 19, 2005.

This management’s discussion and analysis (“MD&A”) focuses on significant factors that affected Northern Peru and its subsidiaries during the three months ended September 30, 2006 and to the date of this MD&A.  The MD&A supplements, but does not form part of, the unaudited consolidated financial statements of the Company, and the notes thereto, for the three months ended September 30, 2006.  Consequently, the following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the three months ended September 30, 2006 as well as the audited consolidated financial statements for the year ended June 30, 2006 and the notes thereto. All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

Forward Looking Information

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties.  Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risk Factors” in this MD&A.  Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date hereof.  The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.  However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics.  While the Company is not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

Cautionary Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101 (“NI 43-101”), Standards of Disclosure for Mineral Projects, an instrument made under Canadian securities regulations.  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined or recognized by the U.S. Securities and Exchange Commission (“SEC”).  As such, information contained in this MD&A concerning descriptions of mineralization and resources, as determined in accordance with Canadian standards, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of the mineral resources in these categories will ever be upgraded to a higher category of resource.

Highlights of the Three Months Ended September 30, 2006

The primary focus of the Company during this period was the advancement of engineering work required for the completion of the Galeno prefeasibility study. The study is scheduled for completion by the end of 2006.  During the period, the following prefeasibility study tasks were completed: mine plan and schedule, geotechnical and environmental field investigations, facility siting studies, and condemnation drilling.  In addition, the comprehensive metallurgical testwork program was advanced.

During the period, JOGMEC completed a geologic mapping and a 5,000 meter drilling program at the Pashpap project.

Significant Events, Transactions and Activities on Mineral Properties

In order to better understand Northern Peru’s financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which had occurred during the three months ended September 30, 2006 and to the date of this MD&A.

Galeno Project

During the quarter ended September 30, 2006 the Company published an updated Resource Estimate (refer to news release #NR06-14) for the Galeno Project.

In the August 9, 2006 updated Resource Estimate, Indicated Mineral Resources were increased by 261 million tonnes grading 0.50% copper equivalent, at a 0.4% copper equivalent cut off grade.  Inferred Mineral Resources were subsequently reduced by 450 million tonnes as a result of the upgrading of Inferred Mineral Resources to the Indicated Mineral Resources category and a reduction in the overall amount of Inferred Mineral Resources previously drill defined.  The updated resource is as follows:

At a 0.4% copper equivalent cut-off, the estimated mineral resource at Galeno is:

•                  765 million tonnes grading 0.64% copper equivalent, containing 8.26 billion pounds of copper, 2.78 million ounces of gold and 236.3 million pounds of molybdenum of Indicated Mineral Resources.

•                  98 million tonnes grading 0.48% copper equivalent, containing 0.75 billion pounds of copper, 0.36 million ounces of gold and 22.5 million pounds of molybdenum of Inferred Mineral Resources.

At a 0.8% copper equivalent cut-off, a central, near surface, higher grade core has been identified containing approximately:

•                  153 million tonnes grading 0.99% copper equivalent, containing 2.65 billion pounds of copper, 0.79 million ounces of gold and 62.3 million pounds of molybdenum of Indicated Mineral Resources.

(Copper equivalent calculated using US$1.00/lb copper, US$400/oz gold and US$6.00/lb molybdenum and is not adjusted for metallurgical recoveries as these remain uncertain).

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The updated Resource Estimate is based on assay results from 45,110 meters of drilling in 141 holes of which 43 diamond drill holes totaling 13,050 meters (holes GND-06-49 through GND-06-91) comprise the infill drilling program.  Robert Sim, P.Geo from Norwest Corporation is the Qualified Person, as defined by NI 43-101, responsible for the August 9, 2006 Resource Estimate. The Technical Report, compliant with NI 43-101, was posted on SEDAR on September 26, 2006.  Robert Sim, P.Geo and Geoff Jordan, P.Geol. from Norwest Corporation are the Qualified Persons of the Technical Report.

Further, the Company reports that Galeno Project prefeasibility study is well underway and on schedule for completion by the end of 2006. The completed prefeasibility study will include ore reserve estimation, a corresponding mine design and production schedule, metallurgy and flow sheet, process and project infrastructure design, environmental management and permitting programs, community relations program and the overall project capital and operating costs.  The Company is pleased with prefeasibility study progress to date. During the period, major milestones include:

•                                          completion of pit slope design,

•                                          completion of preliminary ore reserve estimate,

•                                          completion of the mine plan and schedule,

•                                          completion of geotechnical and hydrogeologic field investigations,

•                                          completion of facility and infrastructure siting studies,

•                                          completion of condemnation drilling program,

•                                          advancement of metallurgical testing program, and

•                                          development of process flow sheet for plant design.

Another critical component of the Galeno Project is the Company’s environmental and social programs.  During the quarter ended September 30, 2006, quarterly water quality monitoring was completed and the Company has advanced a site-wide interim reclamation program which includes erosion control upgrades and revegetation of drilling disturbed areas.  Community workers are being used to complete this work.  There are no environmental compliance issues or violations to report for the period ended September 30, 2006 and to the date of this MD&A.

For the quarter ending September 30, 2006, the Company’s community relations programs were ongoing and successful. The program is focused on local employment, health care, education and infrastructure improvement.  In support of this program, the Company has retained the Social Capital Group, a Peruvian based consultancy, to assist in the development and implementation of a Social Management System for the development phase of the Galeno Project.  A primary component of this work will be to develop a process of continuous improvement to identify, prevent and manage social risks.

In summary, the Company continues to aggressively advance the Galeno Project. The prefeasibility study is focused on further refining the project and will maximize the opportunity provided by the near surface high grade zone which would form the basis of a starter pit in the early years of a mining operation.

Hilorico Prospect

At the Hilorico Gold Prospect, the Company is encouraged by the results of the ongoing diamond drilling program initiated in December 2005.  During the period ending September 30, 2006, the Company released results from holes HR-06-14 through HR-06-26 (new release NR-06-16).  The Company also initiated a NI 43-101 resource estimate for the Hilorico Prospect which will be completed by the end of the year.

In addition to the gold mineralization encountered at Hilorico, drill holes HR-05-02 and HR-06-25 intersected significant polymetallic mineralization (silver, gold, copper, zinc and lead).  As a result, the Company is currently conducting a 2,000 meter drilling program to further test polymetallic targets.

Pashpap Property

During the quarter ended September 30, 2006, geologic mapping and diamond drilling was completed at Pashpap as part of the US$1.2 million exploration program being undertaken by the Japan Oil, Gas and Metals National Corporation (JOGMEC), who is managing the project.  JOGMEC completed a total of 5,000 meters of diamond drilling in ten drill holes.  The Company has received initial assay results and is in the process of conducting data verification and QA/QC.  The Company will publish drilling results once verification and QA/QC is complete.

Financial Results From Operations

During the quarter ended September 30, 2006, the Company’s efforts were primarily concentrated on the on-going prefeasibility study on the Galeno Project.

The Company incurred a net loss of $120,629 for the three months ended September 30, 2006.  The net loss for the 2005 comparative period was $162,233.  The loss consisted of general and administrative expenses (“G&A”) of $256,152 for 2006 and $123,401 for 2005 and other income and expenses of $135,523 for 2006 and $(38,832) for 2005.

The increase in G&A expenses for 2006 reflected the general increase in the overall activity in the Company. Specifically, investor relations and promotion expense (2006 - $66,112, 2005 - $48,585) were higher due to the Company’s increased participation in trade shows and conferences as well as meetings with analysts for the purposes of raising the Company’s profile.   Higher legal, audit and accounting fees were incurred in connection with the preparation and filing of a Form 20-F with the U.S. Securities and Exchange Commission during the quarter.  Also included in G&A was stock based compensation expense of $78,200 (2005 - $3,301) relating to the vesting of stock options.

Other income consisted of interest income of $59,982 (2005 - $8,524) and foreign exchange gains of $75,541 (2005 – $(47,356)).  Interest income is earned on cash balances and reflects the stronger cash position of the Company in 2006 compared to 2005.  Foreign exchange gains and losses are due solely to the fluctuating US dollar versus the Canadian dollar.

The net change in cash position was a decrease of $2,607,036 for the three months ended September 30, 2006 compared to a decrease of $1,334,848 for 2005.  Cash was used during the quarter primarily to pay accounts payable and mineral property expenditures.

The Company capitalizes all costs incurred in connection with its mineral property interests.  Mineral property expenditures incurred during the three months ended September 30, 2006 totalled $2,352,710.  Of this amount, $2,352,074 was spent on the Galeno Project and $636 on Pashpap.  As at September 30, 2006, the Galeno property had a total carrying value of $15,587,428 and the Pashpap property had a total carrying value of $139,837.

The financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the fiscal year ended June 30, 2006.  These accounting policies have been applied consistently throughout the period.

Summary of Quarterly Results

Three Months Ended:	September 30, 2006	June 30, 2006	March 31, 2006
Revenue	$—	$—	$—
General & administration expenses	256,152	998,769	362,863
Other income (expenses)	135,523	(13,272)	13,564
Loss for the period	(120,629)	(1,012,041)	(349,299)
Basic and diluted loss per share	—	(0.03)	(0.02)

Three Months Ended:	December 31, 2005	September 30, 2005	June 30, 2005 (Restated)*	For the Period from Inception (February 28, 2005) to March 31, 2005
Revenue	$—	$—	$—	$—
General & administration expenses	100,543	123,401	546,495	—
Other income (expenses)	55,930	(38,832)	(10,845)	—
Loss for the period	(44,613)	(162,233)	(557,340)	—
Basic and diluted loss per share	(0.01)	(0.01)	(0.08)	—

*  Restatement

In accordance with CICA 3870 and SFAS 123, the Company restated its financial statements for the period from inception (February 28, 2005) to June 30, 2005 to record additional stock based compensation expense on 875,000 options granted by the Company to the holders of Lumina options on the date of reorganization.  The restatement increased the loss for the period ended June 30, 2005 by $441,082 (refer to Note 1(b) of the consolidated financial statements for June 30, 2006 for a comprehensive disclosure of the effects of the restatement).

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  As described below, significant estimates and assumptions are used in determining the deferral of costs incurred for mineral properties and in determining the fair value for recording stock-based compensation.  The Company evaluates its estimates on an on-going basis and bases them on various assumptions that are believed to be reasonable under the circumstances.  The Company’s estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from those estimates.

The accounting policies described below are in accordance with Canadian GAAP.

Mineral property costs

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

Capitalized costs are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Stock based compensation

The Company follows the recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  This standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.

Fair value is estimated using the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options or other stock awards.

Liquidity and Capital Resources

The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof (refer to Risk Factors below).

As at September 30, 2006, the Company had working capital of $5,581,070 compared to working capital of $7,982,442 at June 30, 2006.  Working capital items at September 30, 2006 consist of cash and cash equivalents of $6,538,794, receivables of $13,721, prepaid expenses of $41,459, accounts payable of $763,873 and accrued liabilities of $249,031.

The Company has no long-term debt obligations or off-balance sheet arrangements.

The Company has one remaining option payment on the Galeno property, in the amount of US$1,120,000, which is payable by April 25, 2007.

The capital requirements of the Company for the ensuing year will be met primarily by current working capital. Historically, the Company’s capital requirements have been met by equity proceeds.  While current working capital is considered sufficient to meet the Company’s administrative overhead and planned business activities for the ensuing year, substantial additional capital is required for the continued development of the Company’s mineral properties and to establish ore reserves (refer to Risk Factors below).

Outlook

The Company anticipates that the current commodity price environment will remain strong for the foreseeable future. The Company has adequate funding to advance Galeno through the prefeasibility stage, while at the same time aggressively exploring the Hilorico prospect.  Should the prefeasibility study prove positive, the Company intends to explore all its options with respect to delivering shareholder value in this strong metals price cycle.

Share Capital

As at the date of this MD&A, the Company had:

•                  27,287,442 issued and outstanding common shares

•                  options outstanding for the acquisition of 1,530,000 common shares

Related Party Transactions

The Company shares general and administrative expenses with four other companies with certain directors in common. These expenses include $2,294 for rental of office premises and $9,866 for management fees.  Included in accounts payable and accrued liabilities is an amount of $85,339 owed to one of the companies for shared expenses.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.  In management’s opinion, the exchange amount was negotiated and established and agreed to by the related parties as if they were dealing at arm’s length.

Risks Factors

The Company’s principal activity is mineral exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, fluctuating metal prices, political and economics.  Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen.  While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practicable.

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company’s business.  The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may apply.  (For a more comprehensive discussion of risk factors, the reader is referred to the Company’s Annual Information Form for the fiscal year ended June 30, 2006, which is available on www.sedar.com).

The Company has no significant source of operating cash flow and no revenues from operations.  None of the Company’s mineral properties currently have proven reserves.  The Company has limited financial resources.  Substantial expenditures are required to be made by the Company to establish ore reserves.  The Company relies on the sale of equity to fund its operations.  There is no guarantee that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.  Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current stockholders to experience dilution.  Such securities may grant rights, preferences or privileges senior to those of the Company’s common stockholders.

The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof.

Based upon current plans, the Company expects to incur operating losses in future periods due to continuing expenses associated with the holding and exploration of the Company’s mineral properties.  The Company may not be successful in generating revenues in the future.  Failure to generate revenues or raise capital could cause the Company to cease operations.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations.  Any such indebtedness could contain covenants, which would restrict the Company’s operations.  The Company does not plan on entering into any debt obligations in the next twelve months.

The Company has only a limited operating history on which to base an evaluation of the Company’s current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. The results of this particular period should not be relied upon as an indication of future performance.

All of the Company’s mineral properties are located in Peru and may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties. The Company conducts operations through Peruvian subsidiaries which hold the rights to the mineral properties.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, expropriation of property, maintenance of claims, environmental legislation, land use and land claims.  In addition, any limitation on the transfer of cash or other assets between the parent company and its Peruvian subsidiaries could restrict the Company’s ability to fund its operations efficiently.  Failure to comply with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  Exploration of the Company’s mineral properties may not result in any discoveries of commercial bodies of mineralization.  If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

Even if the Company’s mineral properties are proven to host economic reserves of copper or other precious or non-precious metals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits.  Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

The Company’s future performance is dependent on key personnel.  The loss of the services of any of the Company’s executives or directors could have a material adverse effect on the Company’s business.

News releases and additional information about the Company may be found on www.sedar.com and on the Company’s website at www.northernperu.com.